Exhibit 3.1(a)

CERTIFICATE OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

OF

STWC HOLDINGS, INC.

Pursuant to the authority held by the shareholders of STWC Holdings, Inc. (the “Corporation”) under the Colorado Business Corporation Act and the Articles of Incorporation of the Corporation (the “Articles”), the shareholders hereby amend the Articles as follows to reflect an increase in the number of authorized common shares of the Corporation.

Increase in Common Stock

The first paragraph of the Articles appearing under the heading “Capital Stock” is hereby amended to read as follows:

The authorized capital stock of the Corporation shall consist of 1,250,000,000 shares of common stock, $0.00001 par value, and 20,000,000 shares of preferred stock, $0.00001 par value.

In Witness Whereof, the undersigned has executed this Certificate of Amendment on behalf of STWC Holdings, Inc. this 6th day of January 2020.

/s/ Erin Phillips
Erin Phillips, Chief Executive Officer